HSBC ◆

Filed Pursuant to Rule 433
Registration No. 333-158385
April 5, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

Structured Investments

HSBC USA Inc.
$
Capped Knock-Out Buffer Notes Linked to an Equally Weighted Basket Consisting of the Respective Equity Securities of the Twelve Reference Asset Issuers, due April 25, 2012

General

- Terms used in this free writing prospectus are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the product supplement, prospectus supplement or prospectus. **The Notes are not principal protected, and you may lose up to 100.00% of your initial investment.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes.
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, any Basket Component, any securities derivative of or relating to a Basket Component or as to the suitability of an investment in the related Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing April 25, 2012.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)*
Reference Asset:	The Notes are linked to an equally weighted basket (the "Basket") consisting of the respective equity securities of the Reference Asset Issuers (each such equity security a "Basket Component" and together, the "Basket Components").
Reference Asset Issuers:	Chesapeake Energy Corporation ("CHK"), Range Resources Corporation ("RRC"), Southwestern Energy Company ("SWN"), Exxon Mobile Corporation ("XOM"), Cenovus Energy Inc. ("CVE"), ConocoPhillips ("COP"), Baker Hughes Incorporated ("BHI"), Halliburton Company ("HAL"), Noble Corporation ("NE"), Arch Coal, Inc. ("ACI"), CONSOL Energy Inc. ("CNX") and Teck Resources Limited (Class B subordinate voting shares) ("TCK").
Component Weightings:	With respect to each Basket Component, 8.33%.
Knock-Out Event:	A Knock-Out Event occurs if, on any scheduled trading day during the Observation Period, the Basket Closing Level (as defined below) has decreased, as compared to the Basket Starting Level, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	30.00%
Contingent Minimum Return:	0.00%
Maximum Cap:	20.00%
Principal Amount:	$1,000 per Note.
Trade Date:	April 8, 2011
Pricing Date:	April 8, 2011
Original Issue Date:	April 13, 2011
Final Valuation Date:	April 20, 2012, subject to adjustment as described herein.
Observation Period:	The period beginning on and excluding the Pricing Date and ending on and including the Final Valuation Date.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be April 25, 2012. The Maturity Date is subject to further adjustment as described under "Market Disruption Events" herein.
Payment at Maturity:	**If a Knock-Out Event has occurred,** you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Maximum Cap. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as the lesser of:

$$\$1,000 + (\$1,000 \times \text{Basket Return}); \text{ and}$$

$$\$1,000 + (\$1,000 \times \text{Maximum Cap}).$$

If a Knock-Out Event has occurred and the Basket Ending Level is less than the Basket Starting Level, you will lose some or all of your investment. **This means that if the Basket Return is -100.00%, you will lose your entire investment.**

If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return of 0.00% and the Maximum Cap. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount of Notes will equal the lesser of (A) $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Basket Return and (ii) the Contingent Minimum Return, and (B) $1,000 plus the product of (a) $1,000 multiplied by (b) the Maximum Cap. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein.

Basket Return:	The quotient, expressed as a percentage, of (i) the Basket Ending Level minus the Basket Starting Level divided by (ii) the Basket Starting Level, expressed as a formula:

$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$

Basket Starting Level:	Set equal to 100 on the Pricing Date.
Basket Ending Level:	The Basket Closing Level on the Final Valuation Date.
Basket Closing Level:	On any scheduled trading day during the Observation Period, the Basket Closing Level will be calculated as follows: 100 × [1 + (the sum of the Basket Component return multiplied by the respective component weighting, for each Basket Component)] Each of the Basket Component returns set forth in the formula above refers to the return for the relevant Basket Component, which reflects the performance of the relevant Basket Component, expressed as the percentage change from the Initial Price of that Basket Component to the Official Closing Price (as defined below) of that Basket Component on the relevant scheduled trading day.
Initial Price:	The Official Closing Price of the respective Basket Component as determined by the calculation agent on the Pricing Date.
Final Price:	With respect to each Basket Component, the Official Closing Price of the respective Basket Component on the Final Valuation Date.
Official Closing Price:	With respect to each Basket Component, the Official Closing Price on any scheduled trading day during the Observation Period will be the relevant official price of one share of such Basket Component on the relevant exchange for such Basket Component as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the Basket Component is not listed or traded as described above for any reason other than a market disruption event (as defined below), then the Official Closing Price for the Basket Component on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for one share of the Basket Component obtained from as many dealers in the Reference Asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates. The Official Closing Price with respect to each Basket Component may be adjusted by the calculation agent as described under "Adjustments" below.
CUSIP/ISIN:	4042K1GE7 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10.00	$990.00
Total	$	$	$

[(1)] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
April 5, 2011

Additional Terms Specific to the Notes

This free writing prospectus relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, any Basket Component or any securities derivative of or relating to a Basket Component, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page FWP-3 of this free writing prospectus and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:
- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity up to the Maximum Cap on the Notes of 20.00%, or a maximum Payment at Maturity of $1,200 for every $1,000 Principal Amount of Notes. *If a Knock-Out Event has not occurred,* you will receive at maturity at least the Principal Amount of the Notes. Even if a Knock-Out Event has occurred, if the Basket Ending Level is greater than the Basket Starting Level, in addition to the Principal Amount, you will receive at maturity a return on the Notes equal to the Basket Return subject to the Maximum Cap. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — *If a Knock-Out Event has not occurred,* you will receive at least the Principal Amount of the Notes at maturity even if the Basket Ending Level is below the Basket Starting Level. *If a Knock-Out Event has occurred and the Basket Ending Level is less than the Basket Starting Level,* you will lose 1.00% of your Principal Amount for every 1.00% that the Basket Ending Level is less than the Basket Starting Level. If a Knock-Out Event has occurred and the Reference Return is -100.00%, you will lose your entire investment.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid forward or other executory contracts with respect to the Basket. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Basket. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more Reference Asset Issuers were treated as either a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset Issuers and consult your tax advisor regarding the possible consequences to you, if any, in the event that one or more Reference Asset Issuers is or becomes a PFIC or USRPHC.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — The return on the Notes is linked to an equally weighted basket consisting of the respective common stocks of the Reference Asset Issuers. For additional information about each Basket Component see the information set forth under "Description of the Reference Asset" herein.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any Basket Component. These risks are explained in more detail in the "Risk Factors" sections of the accompanying product supplement and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset subject to the Maximum Cap and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Basket Return is positive or negative. If the Basket Closing Level is ever below the Basket Starting Level by a percentage that is more than the Knock-Out Buffer Amount of 30.00% during the Observation Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT**.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM CAP** — If the Basket Ending Level is greater than the Basket Starting Level, for each $1,000 Principal Amount of Notes you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Cap of 20.00% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Cap. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM CAP.**

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **YOUR PROTECTION AND ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If the Basket Closing Level is ever below the Basket Starting Level by a percentage that is more than the Knock-Out Buffer Amount of 30.00% during the Observation Period, you will be fully exposed to any decline in the Reference Asset and will not be entitled to receive the benefit provided by the Contingent Minimum Return on the Notes. Under these circumstances, if the Basket Ending Level is less than the Basket Starting Level, you will lose 1.00% of the Principal Amount of your investment for every 1.00% decrease in the Basket Ending Level as compared to the Basket Starting Level. You will be subject to this potential loss of principal even if the level of the Reference Asset subsequently increases such that the Basket Ending Level is less than the Basket Starting Level by not more than the Knock-Out Buffer Amount of 30.00%, or is equal to or greater than the Basket Starting Level. As a result, you may lose some or all of your investment. Your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating. Any payment on the Notes at maturity is subject to the credit risk of the Issuer.

- **CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER —** Movements in the prices of the Basket Components may not correlate with each other. At a time when the price of one of the Basket Components increases, the price of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Closing Level during the Observation Period and the Basket Return, increases in the price of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the price of the other Basket Components.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Reference Asset, and therefore, the market value of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the

Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have. In addition, the Reference Asset Issuers will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes.

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUERS**— We are not affiliated with the Reference Asset Issuers. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about the Reference Asset Issuers contained in this free writing prospectus. You should make your own investigation into the Reference Asset and the Reference Asset Issuers. We are not responsible for the Reference Asset Issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE EQUITY SECURITY OF A COMPANY OTHER THAN THE TWELVE BASKET COMPONENTS INITIALLY IN THE BASKET** — Following certain corporate events relating to the respective Reference Asset Issuer where such issuer is not the surviving entity, your Payment at Maturity may be based on the equity security of a successor to the respective Reference Asset Issuer or any cash or any other assets distributed to holders of such Basket Component in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see "Merger Event and Tender Offer" below.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION**— The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The calculation agent will adjust the Official Closing Price of a Basket Component, which will affect the Basket Closing Level and Basket Return and, consequently, the Payment at Maturity, for certain events affecting the shares of such Basket Component, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Basket Components. If an event occurs that does not require the calculation agent to adjust the prices of the shares of the Basket Components, the market price of the Notes may be materially and adversely affected. See "Adjustments" below for additional information.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Basket Components;

    - the time to maturity of the Notes;

    - whether a Knock-Out Event has occurred;

    - the dividend rate on the Basket Components;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events that affect the Basket Components or the stock markets generally; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Basket Starting Level of 100.00, the Knock-Out Buffer Amount of 30.00%, the Contingent Minimum Return on the Notes of 0.00% and the Maximum Cap of 20.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Basket Ending Level	Hypothetical Basket Return	Hypothetical Total Return	
		Knock Out Event Has Not Occurred[1]	Knock Out Event Has Occurred[2]
180.00	80.00%	20.00%	20.00%
165.00	65.00%	20.00%	20.00%
150.00	50.00%	20.00%	20.00%
140.00	40.00%	20.00%	20.00%
130.00	30.00%	20.00%	20.00%
120.00	20.00%	20.00%	20.00%
115.00	15.00%	15.00%	15.00%
110.00	10.00%	10.00%	10.00%
105.00	5.00%	5.00%	5.00%
102.50	2.50%	2.50%	2.50%
100.50	0.50%	0.50%	0.50%
100.00	**0.00%**	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**	-5.00%
90.00	-10.00%	**0.00%**	-10.00%
85.00	-15.00%	**0.00%**	-15.00%
80.00	-20.00%	**0.00%**	-20.00%
70.00	-30.00%	**0.00%**	-30.00%
60.00	-40.00%	N/A	-40.00%
50.00	-50.00%	N/A	-50.00%
40.00	-60.00%	N/A	-60.00%
30.00	-70.00%	N/A	-70.00%
20.00	-80.00%	N/A	-80.00%
10.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1)   The Basket Closing Level is not below the Basket Starting Level by more than 30.00% during the Observation Period.
(2)   The Basket Closing Level is below the Basket Starting Level by more than 30.00% during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a Basket Ending Level of 90.00. Because a Knock-Out Event has not occurred and the Basket Return of -10.00% is less than the Contingent Minimum Return of 0.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of Notes.

Example 2: A Knock-Out Event has not occurred, and the level of the Reference Asset increases from the Basket Starting Level of 100.00 to a Basket Ending Level of 110.00. Because a Knock-Out Event has not occurred and the Basket Return of 10.00% is greater than the Contingent Minimum Return of 0.00% but less than the Maximum Cap of 20.00%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 10.00\%) = \$1,100.00$$

Example 3: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a Basket Ending Level of 90.00. Even though the Basket Return represents a decline from the Basket Starting Level that is less than the Knock-Out Buffer Amount, since a Knock-Out Event has occurred, and the Basket Return is -10.00%, the investor is exposed to the performance of the Reference Asset and receives a Payment at Maturity of $900.00 per $1,000.00 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times -10.00\%) = \$900.00$$

Example 4: A Knock-Out Event has occurred, and the level of the Reference Asset increases from the Basket Starting Level of 100.00 to a Basket Ending Level of 130.00. Regardless of whether a Knock-Out Event has occurred, because the Basket Return of 30.00% is greater than the Maximum Cap of 20.00% the investor receives a Payment at Maturity of $1,200.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 20.00\%) = \$1,200.00$$

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any Basket Component. All disclosure contained in this free writing prospectus regarding the Reference Asset, including the performance and description of the Basket Components, where applicable, is derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any Basket Component contained in this free writing prospectus. You should make your own investigation into each Basket Component.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

REFERENCE ASSET ISSUER AND REFERENCE ASSET INFORMATION

The Notes have not been passed on by the Reference Asset Issuers as to their legality or suitability. The Notes are not issued by and are not financial or legal obligations of the Reference Asset Issuers. The Reference Asset Issuers make no warranties and bear no liabilities with respect to the Notes. This free writing prospectus relates only to the Notes offered and does not relate to any security of an underlying issuer.

All information on the Basket Components and the Reference Asset Issuers is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the "Exchange Act") are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a Basket Component can be located by reference to the SEC file number specified in the description of the Basket Components below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by any Reference Asset Issuer with the SEC. In connection with any issuance of Notes, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the Reference Asset Issuers. Neither we nor any affiliate makes any representation that such publicly available documents or any other publicly available information regarding any Reference Asset Issuer is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of a Basket Component (and therefore the price of such Basket Component at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor or issuer of the respective Basket Components could affect the value received at maturity with respect to the Notes and therefore the price of the Notes.

CHESAPEAKE ENERGY CORPORATION (CHK)

Description of Chesapeake Energy Corporation

Chesapeake Energy Corporation has stated in its filings with the SEC that it produces natural gas and oil and owns interests in producing natural gas and oil wells. It focuses on discovering and developing natural gas and oil fields onshore in the United States. Information filed by Chesapeake Energy Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-13726 or its CIK Code: 0000895126. The common stock of Chesapeake Energy Corporation is listed on NYSE under ticker symbol "CHK".

Historical Performance of Chesapeake Energy Corporation

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$35.57	$27.80	$31.41
June 30, 2006	$33.75	$26.81	$30.25
September 29, 2006	$33.76	$28.07	$28.98
December 29, 2006	$34.27	$27.92	$29.05
March 30, 2007	$31.83	$27.27	$30.88
June 29, 2007	$37.75	$30.88	$34.60
September 28, 2007	$37.15	$31.38	$35.26
December 31, 2007	$41.19	$35.25	$39.20
March 31, 2008	$49.83	$34.44	$46.15
June 30, 2008	$68.10	$45.26	$65.96
September 30, 2008	$73.89	$31.19	$35.86
December 31, 2008	$35.43	$9.84	$16.17
March 31, 2009	$20.13	$13.28	$17.06
June 30, 2009	$24.66	$16.45	$19.83
September 30, 2009	$29.49	$16.92	$28.40
December 31, 2009	$30.00	$22.07	$25.88
March 31, 2010	$29.20	$22.10	$23.64
June 30, 2010	$25.55	$19.75	$20.95
September 30, 2010	$23.00	$19.69	$22.65
December 31, 2010	$26.43	$20.97	$25.91
March 31, 2011	$35.95	$25.93	$33.52

The graph below illustrates the performance of Chesapeake Energy Corporation's common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $33.52. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Chesapeake Energy Corporation

Source: Bloomberg Professional® Service

RANGE RESOURCES CORPORATION (RRC)

Description of Range Resources Corporation

Range Resources Corporation has stated in its filings with the SEC that it is an independent natural gas and oil company engaged in the exploration, development and acquisition of primarily natural gas and oil properties, mostly in the Southwestern and Appalachian regions of the United States. Information filed by Range Resources Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-12209 or its CIK Code: 0000315852. The common stock of Range Resources Corporation is listed on NYSE under ticker symbol "RRC".

Historical Performance of Range Resources Corporation

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$30.40	$22.52	$27.31
June 30, 2006	$30.29	$21.74	$27.19
September 29, 2006	$30.37	$23.39	$25.24
December 29, 2006	$31.77	$22.80	$27.46
March 30, 2007	$33.80	$25.33	$33.40
June 29, 2007	$41.58	$33.40	$37.41
September 28, 2007	$41.84	$33.28	$40.66
December 31, 2007	$51.88	$37.18	$51.36
March 31, 2008	$65.53	$43.02	$63.45
June 30, 2008	$76.77	$61.20	$65.54
September 30, 2008	$72.98	$37.37	$42.87
December 31, 2008	$44.15	$23.79	$34.39
March 31, 2009	$45.86	$30.90	$41.16
June 30, 2009	$48.78	$38.76	$41.41
September 30, 2009	$52.86	$35.48	$49.36
December 31, 2009	$60.13	$41.99	$49.85
March 31, 2010	$54.48	$44.68	$46.87
June 30, 2010	$53.62	$40.00	$40.15
September 30, 2010	$43.12	$32.26	$38.13
December 31, 2010	$46.25	$35.11	$44.98
March 31, 2011	$59.22	$44.22	$58.46

The graph below illustrates the performance of Range Resources Corporation's common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $58.46. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Range Resources Corporation

Source: Bloomberg Professional® Service

SOUTHWESTERN ENERGY COMPANY (SWN)

Description of Southwestern Energy Company

Southwestern Energy Company has stated in its filings with the SEC that it is an independent energy company engaged in natural gas and crude oil exploration, development and production. It also has natural gas gathering and marketing businesses. Information filed by Southwestern Energy Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-08246 or its CIK Code: 0000007332. The common stock of Southwestern Energy Company is listed on NYSE under ticker symbol "SWN".

Historical Performance of Southwestern Energy Company

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$22.13	$14.47	$16.10
June 30, 2006	$20.59	$11.85	$15.58
September 29, 2006	$19.18	$13.88	$14.94
December 29, 2006	$21.48	$13.62	$17.53
March 30, 2007	$20.82	$15.79	$20.49
June 29, 2007	$25.26	$20.38	$22.25
September 28, 2007	$23.23	$17.84	$20.93
December 31, 2007	$28.50	$20.85	$27.86
March 31, 2008	$35.39	$23.77	$33.69
June 30, 2008	$49.45	$32.96	$47.61
September 30, 2008	$52.46	$27.04	$30.54
December 31, 2008	$39.08	$19.05	$28.97
March 31, 2009	$35.48	$25.33	$29.69
June 30, 2009	$46.47	$28.90	$38.85
September 30, 2009	$45.80	$34.26	$42.68
December 31, 2009	$51.33	$39.77	$48.20
March 31, 2010	$52.82	$37.22	$40.72
June 30, 2010	$45.25	$34.90	$38.64
September 30, 2010	$39.32	$30.61	$33.44
December 31, 2010	$39.36	$32.44	$37.43
March 31, 2011	$43.96	$35.74	$42.97

The graph below illustrates the performance of Southwestern Energy Company's common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $42.97. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Southwestern Energy Company

Source: Bloomberg Professional® Service

EXXON MOBILE CORPORATION (XOM)

Description of Exxon Mobile Corporation

Exxon Mobile Corporation has stated in its filings with the SEC that it explores and produces crude oil and natural gas, manufactures petroleum products, and transports and sells crude oil, natural gas and petroleum products. It also manufactures and markets commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics. Information filed by Exxon Mobile Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-02256 or its CIK Code: 0000034088. The common stock of Exxon Mobile Corporation is listed on NYSE under ticker symbol "XOM".

Historical Performance of Exxon Mobile Corporation

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$63.95	$56.87	$60.86
June 30, 2006	$65.00	$56.65	$61.35
September 29, 2006	$71.22	$61.64	$67.10
December 29, 2006	$79.00	$64.84	$76.63
March 30, 2007	$76.35	$69.02	$75.45
June 29, 2007	$86.58	$75.28	$83.88
September 28, 2007	$93.66	$78.76	$92.56
December 31, 2007	$95.27	$83.37	$93.69
March 31, 2008	$94.74	$77.56	$84.58
June 30, 2008	$96.12	$84.26	$88.13
September 30, 2008	$89.61	$71.71	$77.66
December 31, 2008	$83.63	$56.51	$79.83
March 31, 2009	$82.72	$61.86	$68.10
June 30, 2009	$74.83	$64.53	$69.91
September 30, 2009	$72.79	$64.46	$68.61
December 31, 2009	$76.54	$66.12	$68.19
March 31, 2010	$70.52	$63.56	$66.98
June 30, 2010	$70.00	$56.92	$57.07
September 30, 2010	$62.99	$55.95	$61.79
December 31, 2010	$73.68	$61.80	$73.12
March 31, 2011	$88.23	$73.64	$84.13

The graph below illustrates the performance of Exxon Mobile Corporation's common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $84.13. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of EXXON Mobile Corporation

Source: Bloomberg Professional® Service

CENOVUS ENERGY INC. (CVE)

Description of Cenovus Energy Inc.

Cenovus Energy Inc. has stated in its filings with the SEC that it is a Canadian oil company operating oil sand properties and producing crude oil and natural gas in Alberta and Saskatchewan. It also has ownership interests in two refineries in Illinois and Texas. Information filed by Cenovus Energy Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-34513 or its CIK Code: 0001475260. The common stock of Cenovus Energy Inc. is listed on NYSE under ticker symbol "CVE".

Historical Performance of Cenovus Energy Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from November 18, 2009 (the date the common stock of Cenovus Energy Inc. first began trading) through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2009*	$26.00	$23.45	$25.20
March 31, 2010	$26.79	$22.88	$26.21
June 30, 2010	$30.65	$23.84	$25.79
September 30, 2010	$30.10	$24.61	$28.77
December 31, 2010	$33.36	$27.78	$33.24
March 31, 2011	$40.05	$31.11	$39.38

* Information for the fourth calendar quarter of 2009 includes data for the period from November 18, 2009 through December 31, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of Cenovus Energy Inc.'s common stock from November 18, 2009 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $39.38. ***Past performance of the Basket Component is not indicative of the future performance of the Basket Component.***



Historical Performance of Cenovus Energy Inc.

Source: Bloomberg Professional® Service

CONOCOPHILLIPS (COP)

Description of ConocoPhillips

ConocoPhillips has stated in its filings with the SEC that it is an energy company that explores for, produces, transports and markets crude oil and gas as well as manufactures and markets petrochemicals and plastics. Information filed by ConocoPhillips with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-32395 or its CIK Code: 0001163165. The common stock of ConocoPhillips is listed on NYSE under ticker symbol "COP".

Historical Performance of ConocoPhillips

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$66.24	$58.01	$63.15
June 30, 2006	$72.50	$57.66	$65.53
September 29, 2006	$70.75	$56.55	$59.53
December 29, 2006	$74.89	$54.90	$71.95
March 30, 2007	$71.20	$61.59	$68.35
June 29, 2007	$81.40	$66.63	$78.50
September 28, 2007	$90.84	$73.83	$87.77
December 31, 2007	$89.89	$74.18	$88.30
March 31, 2008	$89.71	$67.85	$76.21
June 30, 2008	$95.96	$75.54	$94.39
September 30, 2008	$94.65	$67.31	$73.25
December 31, 2008	$72.06	$41.34	$51.80
March 31, 2009	$57.42	$34.13	$39.16
June 30, 2009	$48.71	$37.52	$42.06
September 30, 2009	$47.10	$38.62	$45.16
December 31, 2009	$54.12	$44.90	$51.07
March 31, 2010	$53.80	$46.65	$51.17
June 30, 2010	$60.52	$48.51	$49.09
September 30, 2010	$58.02	$48.07	$57.43
December 31, 2010	$68.58	$56.81	$68.10
March 31, 2011	$81.80	$66.51	$79.86

The graph below illustrates the performance of ConocoPhillip's common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $79.86. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**



Historical Performance of ConocoPhillips

Source: Bloomerg Professional® Service

BAKER HUGHES INCORPORATED (BHI)

Description of Baker Hughes Incorporated

Baker Hughes Incorporated has stated in its filings with the SEC that it is a supplier of oilfield services, products, technology and systems to the oil and natural gas industry. It also provides industrial and other products and services to the downstream refining, and process and pipeline industries. Information filed by Baker Hughes Incorporated with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-09397 or its CIK Code: 0000808362. The common stock of Baker Hughes Incorporated is listed on the NYSE under ticker symbol "BHI".

Historical Performance of Baker Hughes Incorporated

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$78.33	$61.15	$68.40
June 30, 2006	$89.30	$66.64	$81.85
September 29, 2006	$83.95	$61.09	$68.20
December 29, 2006	$78.85	$64.92	$74.66
March 30, 2007	$73.81	$62.26	$66.13
June 29, 2007	$89.95	$65.69	$84.13
September 28, 2007	$92.10	$73.65	$90.37
December 31, 2007	$100.29	$76.40	$81.10
March 31, 2008	$82.13	$62.65	$68.50
June 30, 2008	$90.76	$67.48	$87.34
September 30, 2008	$90.45	$56.53	$60.54
December 31, 2008	$58.94	$24.40	$32.07
March 31, 2009	$38.95	$25.69	$28.55
June 30, 2009	$43.00	$27.38	$36.44
September 30, 2009	$44.61	$33.12	$42.66
December 31, 2009	$48.18	$37.66	$40.48
March 31, 2010	$52.40	$41.00	$46.84
June 30, 2010	$54.80	$35.62	$41.57
September 30, 2010	$50.50	$36.85	$42.60
December 31, 2010	$57.45	$42.21	$57.17
March 31, 2011	$74.89	$54.34	$73.43

The graph below illustrates the performance of Baker Hughes Incorporated's common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $73.43. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Baker Hughes Incorporated

Source: Bloomberg Professional® Service

HALLIBURTON COMPANY (HAL)

Description of Halliburton Company

Halliburton Company has stated in its filings with the SEC that it produces services and products related to exploration, development, and production of oil and natural gas. It provides cementing, stimulation, intervention, pressure control, and completion services as well as field and reservoir modeling, drilling, evaluation, and precise well-bore placement solutions. Information filed by Halliburton Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-03492 or its CIK Code: 0000045012. The common stock of Halliburton Company is listed on the NYSE under ticker symbol "HAL".

Historical Performance of Halliburton Company

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$41.19	$31.35	$36.51
June 30, 2006	$41.98	$33.94	$37.11
September 29, 2006	$37.93	$27.36	$28.45
December 29, 2006	$34.30	$26.33	$31.05
March 30, 2007	$32.72	$28.12	$31.74
June 29, 2007	$37.18	$30.99	$34.50
September 28, 2007	$39.17	$30.81	$38.40
December 31, 2007	$41.93	$34.43	$37.91
March 31, 2008	$39.98	$30.01	$39.33
June 30, 2008	$53.97	$38.56	$53.07
September 30, 2008	$55.38	$29.00	$32.39
December 31, 2008	$31.97	$12.80	$18.18
March 31, 2009	$21.47	$14.68	$15.47
June 30, 2009	$24.76	$14.82	$20.70
September 30, 2009	$28.58	$18.11	$27.12
December 31, 2009	$32.00	$25.50	$30.09
March 31, 2010	$34.87	$27.71	$30.13
June 30, 2010	$35.22	$21.10	$24.55
September 30, 2010	$33.84	$24.27	$33.07
December 31, 2010	$41.72	$28.86	$40.83
March 31, 2011	$50.47	$37.69	$49.84

The graph below illustrates the performance of Halliburton Company's common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $49.84. ***Past performance of the Basket Component is not indicative of the future performance of the Basket Component.***



NOBLE CORPORATION (NE)

Description of Noble Corporation

Noble Corporation, a Swiss corporation, has stated in its filings with the SEC that it is an offshore drilling contractor for the oil and gas industry, performing contract drilling services with mobile offshore drilling units and a floating production storage and offloading unit. Information filed by Noble Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-31306 or its CIK Code: 0001169055. The shares of Noble Corporation are listed on NYSE under ticker symbol "NE".

Historical Performance of Noble Corporation

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$42.48	$34.53	$40.55
June 30, 2006	$43.08	$31.24	$37.21
September 29, 2006	$38.63	$30.46	$32.09
December 29, 2006	$41.16	$29.26	$38.08
March 30, 2007	$40.78	$33.81	$39.34
June 29, 2007	$49.41	$39.20	$48.76
September 28, 2007	$54.29	$43.48	$49.05
December 31, 2007	$57.63	$46.21	$56.51
March 31, 2008	$58.09	$40.41	$49.67
June 30, 2008	$68.77	$48.50	$64.96
September 30, 2008	$67.12	$39.89	$43.90
December 31, 2008	$43.57	$19.25	$22.09
March 31, 2009	$29.25	$20.03	$24.09
June 30, 2009	$37.50	$23.04	$30.25
September 30, 2009	$39.60	$27.56	$37.96
December 31, 2009	$45.08	$35.87	$40.70
March 31, 2010	$45.60	$38.50	$41.82
June 30, 2010	$43.93	$26.23	$30.91
September 30, 2010	$36.95	$29.15	$33.79
December 31, 2010	$38.58	$32.95	$35.77
March 31, 2011	$46.71	$35.10	$45.62

The graph below illustrates the performance of Noble Corporation's shares from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $45.62. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**



Historical Performance of Noble Corporation

Source: Bloomberg Professional® Service

ARCH COAL, INC. (ACI)

Description of Arch Coal, Inc.

Arch Coal, Inc. has stated in its filings with the SEC that is a coal producer in the United States who sells its coal to power plants, steel mills and industrial facilities. Information filed by Arch Coal, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-13105 or its CIK Code: 0001037676. The common stock of Arch Coal, Inc. is listed on NYSE under ticker symbol "ACI".

Historical Performance of Arch Coal, Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$44.15	$34.31	$37.97
June 30, 2006	$56.45	$37.11	$42.37
September 29, 2006	$44.13	$25.88	$28.91
December 29, 2006	$37.02	$25.85	$30.03
March 30, 2007	$33.79	$27.18	$30.69
June 29, 2007	$42.08	$30.33	$34.80
September 28, 2007	$37.00	$27.76	$33.74
December 31, 2007	$45.21	$32.99	$44.93
March 31, 2008	$56.14	$32.98	$43.50
June 30, 2008	$77.38	$41.25	$75.03
September 30, 2008	$75.37	$27.91	$32.89
December 31, 2008	$32.58	$10.43	$16.29
March 31, 2009	$20.62	$11.77	$13.37
June 30, 2009	$19.94	$12.53	$15.37
September 30, 2009	$24.00	$13.01	$22.13
December 31, 2009	$25.86	$19.42	$22.25
March 31, 2010	$28.14	$20.07	$22.85
June 30, 2010	$28.51	$19.26	$19.81
September 30, 2010	$27.07	$19.10	$26.71
December 31, 2010	$35.51	$24.20	$35.06
March 31, 2011	$36.99	$30.70	$36.04

The graph below illustrates the performance of Arch Coal Inc.'s common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $36.04. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**



Historical Performance of Arch Coal, Inc.

Source: Bloomberg Professional® Service

CONSOL ENERGY INC. (CNX)

Description of CONSOL Energy Inc.

CONSOL Energy Inc. has stated in its filings with the SEC that it is a multi-fuel energy producer and energy services provider primarily serving the electric power generation industry in the United States. Information filed by CONSOL Energy Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-14901 or its CIK Code: 0001070412. The common stock of CONSOL Energy Inc. is listed on NYSE under ticker symbol "CNX".

Historical Performance of CONSOL Energy Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 3, 2006 through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2006	$37.67	$30.00	$37.08
June 30, 2006	$49.09	$35.12	$46.72
September 29, 2006	$48.90	$28.10	$31.73
December 29, 2006	$38.71	$28.69	$32.13
March 30, 2007	$39.65	$29.15	$39.13
June 29, 2007	$49.85	$38.89	$46.11
September 28, 2007	$50.21	$34.37	$46.60
December 31, 2007	$74.18	$45.04	$71.52
March 31, 2008	$84.18	$53.66	$69.19
June 30, 2008	$119.10	$67.33	$112.37
September 30, 2008	$112.21	$36.25	$45.89
December 31, 2008	$44.13	$18.51	$28.58
March 31, 2009	$37.61	$22.49	$25.24
June 30, 2009	$44.11	$24.05	$33.96
September 30, 2009	$49.84	$28.61	$45.11
December 31, 2009	$53.50	$42.18	$49.80
March 31, 2010	$57.93	$41.81	$42.66
June 30, 2010	$46.94	$32.52	$33.76
September 30, 2010	$39.82	$31.08	$36.96
December 31, 2010	$49.34	$36.16	$48.74
March 31, 2011	$56.18	$45.42	$53.63

The graph below illustrates the performance of CONSOL Energy Inc.'s common stock from January 3, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $53.63. ***Past performance of the Basket Component is not indicative of the future performance of the Basket Component.***



Historical Performance of CONSOL Energy Inc.

Source: Bloomberg Professional® Service

TECK RESOURCES LIMITED (CLASS B SUBORDINATED VOTING SHARES) (TCK)

Description of Teck Resources Limited

Teck Resources Limited, a Canadian Company, has stated in its filings with the SEC that it explores for, develops and produces natural resources, with principal products of copper, steelmaking coal and zinc and by-products of lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers. It is also active in exploration for gold. Information filed by Teck Resources Limited with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-13184 or its CIK Code: 0000886986. The Class B subordinated voting shares of Teck Resources Limited are listed on NYSE under ticker symbol "TCK".

Historical Performance of Teck Resources Limited

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from June 29, 2006 (the day the Class B subordinated voting shares first began trading) through March 31, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 30, 2006*	$30.07	$28.10	$29.88
September 29, 2006	$37.03	$27.82	$31.25
December 29, 2006	$41.02	$28.83	$37.68
March 30, 2007	$38.08	$32.14	$34.80
June 29, 2007	$46.82	$34.75	$42.50
September 28, 2007	$50.89	$35.35	$47.71
December 31, 2007	$53.78	$33.20	$35.71
March 31, 2008	$43.93	$27.06	$40.96
June 30, 2008	$53.68	$39.22	$47.95
September 30, 2008	$48.08	$26.07	$29.12
December 31, 2008	$27.70	$2.60	$4.92
March 31, 2009	$7.46	$2.61	$5.55
June 30, 2009	$19.08	$5.27	$15.94
September 30, 2009	$28.94	$14.74	$27.57
December 31, 2009	$38.41	$24.87	$34.97
March 31, 2010	$44.24	$30.09	$43.56
June 30, 2010	$46.91	$28.68	$29.58
September 30, 2010	$41.75	$28.39	$41.16
December 31, 2010	$62.30	$41.18	$61.83
March 31, 2011	$65.37	$47.96	$53.02

* Information for the second calendar quarter of 2006 includes data for the period from June 29, 2006 through June 30, 2006. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2006.

The graph below illustrates the performance of Teck Resources Limited's Class B subordinated voting shares from June 29, 2006 through March 31, 2011, based on information from Bloomberg Professional® service. The market price of the Basket Component on March 31, 2011 was $53.02. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Teck Resources Limited

Source: Bloomberg Professional® Service

MARKET DISRUPTION EVENTS

If the Final Valuation Date is not a scheduled trading day for a Basket Component, then the Final Valuation Date, as applicable, for such Basket Component will be the next day that is a scheduled trading day for such Basket Component. If a market disruption event (as defined below) exists for a Basket Component on the Final Valuation Date, as applicable, then the Final Valuation Date, as applicable, for such Basket Component will be the next scheduled trading day on which a market disruption event does not exist with respect to such Basket Component. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the Final Valuation Date, as applicable, for such Basket Component, and the calculation agent will determine, in its discretion, the Official Closing Price of such Basket Component on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Basket Component that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a Basket Component on the originally scheduled Final Valuation Date, as applicable, the determination of such Basket Component's Official Closing Price will be made on the originally scheduled Final Valuation Date irrespective of the existence of a market disruption event with respect to one or more of the other Basket Components. If the Final Valuation Date for any Basket Component is postponed, then the Maturity Date will also be postponed until the third business day following the latest postponed Final Valuation Date and no interest will be payable in respect of such postponement.

"Market disruption event" means for purposes hereof:

With respect to a Basket Component and any date, the occurrence or existence of any of the following conditions which the calculation agent determines is material: (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that relevant exchange or related exchange or otherwise, (a) relating to the Basket Component or (b) in any futures or options contracts relating to the Basket Component; or (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the Basket Component or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to the Basket Component; or (iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time unless that earlier closing time is announced by that relevant exchange or related exchange at least one hour prior to the actual closing time for the regular trading session on that relevant exchange or related exchange on that scheduled trading day; or (iv) the relevant exchange or any related exchange for the Basket Component fails to open for trading during its regular trading session.

"Relevant exchange" means with respect to a Basket Component, the primary exchange for that Basket Component.

"Related exchange" means with respect to a Basket Component, the exchanges or quotation systems, if any, on which options or futures contracts on that relevant Basket Component are traded or quoted, and as may be selected from time to time by the calculation agent.

"Scheduled closing time" means, with respect to any exchange and a scheduled trading day, the scheduled weekday closing time of that exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means with respect a Basket Component, any day on which the relevant exchange for that Basket Component and each related exchange for that Basket Component are scheduled to be open for trading for that Basket Component.

The calculation agent will notify the Noteholders of the existence of a market disruption event on any day that, but for the occurrence or existence of a market disruption event, would have been the Final Valuation Date.

Merger Event and Tender Offer

A "merger event" shall mean, in respect of a Basket Component, any (i) reclassification or change of the shares of the Basket Component that results in a transfer of or an irrevocable commitment to transfer all shares of the Basket Component outstanding, (ii) consolidation, amalgamation or merger of the Reference Asset Issuer with or into another entity (other than a consolidation, amalgamation or merger of the Reference Asset Issuer with or into another entity and which does not result in any such reclassification or change of all shares of the Basket Component) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the Basket Component that results in a transfer of or an irrevocable commitment to transfer all shares of the Basket Component (other than those shares of the Basket Component owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Reference Asset Issuer or its subsidiaries with or into another entity in which the Reference Asset Issuer is the continuing entity and which does not result in a reclassification or change of the shares of the Basket Component outstanding but results in the outstanding shares of the Basket Component (other than shares of the Basket Component owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the Basket Component immediately following that event, in each case if the approval date (as defined below) is on or before a Final Valuation Date.

A "tender offer" shall mean, in respect of the voting shares of a Reference Asset Issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Reference Asset Issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or a tender offer occurs in respect of a Basket Component that is an American depositary share and the Basket Component is still publicly quoted, traded or listed on the New York Stock Exchange or the NASDAQ Global Market or their successors in interest, then the calculation agent shall adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for that event.

If a merger event or tender offer occurs in respect of a Basket Component and the shares of the Basket Component are exchanged for new shares (with no other distributions of property in respect of the shares of the Basket Component), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange, the NASDAQ Global Market or their successors in interest, then the Basket Component shall be adjusted to comprise the number of new shares to which a holder of one share of the Basket Component immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for that event and such new shares shall be deemed Basket Component.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the shares of the Basket Component, in whole or in part, then the calculation agent shall accelerate the Maturity Date to the day which is five business days after the approval date (as defined below). On the Maturity Date, we shall pay to each holder of a Note the Payment at Maturity, provided that for purposes of that calculation, the Official Closing Price of the Basket Component will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the Final Valuation Date will be deemed to be the approval date and the relevant period with respect to any interest payment shall be deemed to end on and include the approval date. In addition, the calculation agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Notes the economic equivalent of any remaining payment obligations with respect to the Notes hereunder. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of the Reference Asset Issuer, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day. In the case of an acceleration of the maturity of the Notes, interest, if any, will be paid on the Notes through and excluding the related date of accelerated payment.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect the Basket Component in a manner that adversely affects the value of, and trading in, the Notes. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the Notes.

Share Delisting, Nationalization, Insolvency

A share delisting shall be deemed to have occurred if at any time during the period from and including the issue date to and including the Final Valuation Date the shares of a Basket Component cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the NASDAQ Global Market or a successor in interest (a "successor exchange"). If the Basket Component is immediately re-listed on a successor exchange, then the Basket Component shall continue to be deemed to be the Basket Component.

A nationalization shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Valuation Date, all or substantially all of the assets of a Reference Asset Issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Valuation Date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving a Reference Asset Issuer (i) any shares of the related Basket Component are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the related Basket Component become legally prohibited from transferring those shares.

If a nationalization, insolvency or share delisting occurs, the calculation agent shall accelerate the Maturity Date to the day which is five business days after the announcement date (as defined below). On the accelerated Maturity Date, the issuer shall pay to each Noteholder the Payment at Maturity and for the purposes of that calculation, the Official Closing Price of the Basket Component will be deemed to be the closing price on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Notes the economic equivalent of any remaining payment obligations with respect to the Notes hereunder. The "announcement date" means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the Reference Asset Issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the relevant exchange that the shares of the Basket Component will cease to trade or be publicly quoted on that exchange or the deposit agreement is terminated or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to the Reference Asset Issuer. In the case of an acceleration of the maturity of the Notes interest, if any, will be paid on the Notes through and excluding the related date of accelerated payment.

Adjustments

Following the declaration by a Reference Asset Issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the Basket Component and, if so, will make such calculations and adjustments to the terms of the Note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the Notes:

(i) a subdivision, consolidation or reclassification of the shares of the Basket Component (unless a merger event), or a free distribution or dividend of any shares of the Basket Component to existing holders by way of bonus, capitalization or similar issue;

(ii) a distribution or dividend to existing holders of shares of the Basket Component of (A) the Basket Component (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Asset Issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii) an extraordinary dividend;

(iv) a call by the relevant Reference Asset Issuer in respect of shares of the Basket Component that are not fully paid;

(v) a repurchase by the Reference Asset Issuer of shares of the Basket Component whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the Basket Component.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Basket Ending Level, including the determinations of each Basket Component's Final Price. If a market disruption event exists with respect to a Basket Component on that scheduled trading day, then the accelerated Final Valuation Date for such Basket Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will then be the third business day following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to a Basket Component on the scheduled trading day preceding the date of acceleration, the determination of such Basket Component's Final Price will be made on such date, irrespective of the existence of a market disruption event with respect to one or more of the other Basket Components occurring on such date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes J.P. Morgan Securities Inc. will act as placement agent for the Notes and will receive a fee that will not exceed $10.00 per $1,000 principal amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.